EXHIBIT 99.1

THERATECHNOLOGIES REGAINS U.S. MARKETING RIGHTS TO EGRIFTA®

Montreal, Canada – December 13, 2013 – Theratechnologies Inc. (TSX: TH) today announced that it has reached an agreement with EMD Serono to regain all rights under the current collaboration and licensing agreement entered into in 2008 with EMD Serono, including commercialization rights for EGRIFTA® (tesamorelin for injection) in the United States.

“This is a significant moment in the company’s history. Having marketing rights for our product in the U.S. will give us the platform we need to accelerate growth and drive profitability. From a R&D-focused company, we are now evolving into an integrated specialty pharmaceutical entity”, said Mr. Luc Tanguay, President and CEO, Theratechnologies Inc.

“EMD Serono is proud to have brought EGRIFTA® to market, making it available in the U.S. to the HIV community,” said Paris Panayiotopoulos, President and Managing Director. “We are confident that it will be in good hands with Theratechnologies. We will work closely throughout the transition to ensure minimal disruption for patients. EMD Serono remains committed to the HIV community.”

EMD Serono agreed to terminate its collaboration and licensing agreement with Theratechonologies in consideration of an early termination fee of USD 20 million payable over a five-year period starting on the first anniversary of the closing date. Starting in 2016, Theratechnologies will also pay an undisclosed, increasing royalty based on annual net sales. Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. National Bank Financial acted as the exclusive financial advisor to Theratechnologies for this transaction.

As a result of the termination of the collaboration and licensing agreement, Theratechnologies will be responsible for all operations in the U.S. relating to EGRIFTA®, including the conduct of the post-approval commitments mandated by the U.S. Food and Drug Administration.

“The transaction represents a cornerstone of the Company’s business plan to maximize the commercial potential for EGRIFTA® in the United States and elsewhere. By regaining rights to EGRIFTA®, we will have full control over a product that we know intimately,” added Mr. Tanguay.

Key resources to support U.S. activities

To add commercial and marketing expertise to its management team, Theratechnologies has hired Mrs. Lyne Fortin as Chief Commercial Officer. Mrs. Fortin is a seasoned pharmaceutical professional who holds a M.B.A., a B. Pharm. and a Certificate in Chemistry. She has spent close to 30 years working in various positions at Merck & Co. in Canada and in the United States. As Vice President of Sales and Marketing, she was instrumental in developing strategies in several therapeutic fields and niche products including treatments indicated for people living with HIV.

Theratechnologies has retained the services of inVentiv Health to establish and manage its operations in the United States. The services provided by inVentiv will include sales force, marketing support, communication, regulatory, compliance, reimbursement and market access. All decisions regarding the commercialization of EGRIFTA® will be made from the Company’s head office in Montreal, Canada.

Transition

The closing of the transaction is expected to occur during Theratechnologies’ second fiscal quarter of 2014 to allow for a proper transition. Until closing, the original agreement will continue to apply and measures will be implemented, in collaboration with EMD Serono, to ensure a seamless transition for patients, pharmacists, physicians and other stakeholders.

Conference call for analysts

Theratechnologies will hold a conference call today at 9:00 a.m. (ET) to discuss this morning’s announcement. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-800-750-5857 (North America) or 1-416-981-9000 (International). The conference call will also be accessible via webcast at www.theratech.com. Audio replay of the conference call will be available until December 27, 2013, by dialling 1-800-558-5253 (North America) or 1-416-626-4100 (International) and by entering the playback code 21699740.

About Theratechnologies

Theratechnologies (TSX: TH) is a biopharmaceutical company which specializes in the development and the commercialization of innovative therapeutic peptide products. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information regarding Theratechnologies’ growth, profitability and the commercial potential of EGRIFTA®. Theratechnologies disclaims any liability resulting from the statements made by EMD Serono, Inc. in this press release.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, the fact that Theratechnologies will have all the distribution network, licenses and permits necessary to continue the distribution of EGRIFTA® seamlessly on and after the closing date, that sales of EGRIFTA® will not decrease during the transition period, that Theratechnologies will be able to increase sales of EGRIFTA® overtime and control its expenses, that EGRIFTA® will continue to be reimbursed by the same third-party payors in the United States, that no shortage of EGRIFTA® will occur, that our third-party manufacturer will be able to manufacture and timely deliver EGRIFTA® to meet market demand, that no conflict will occur with our third-party service providers, that our intellectual property is adequately protected and that no event will occur having the effect of enjoining the closing of the transaction described herein and that EGRIFTA® will not be withdrawn from the U.S. market.

These risks and uncertainties include, but are not limited to, the risk that an event occurs resulting in the issuance of an order having the effect of enjoining the closing of the transaction, that demand for EGRIFTA® decreases, that a product shortage occurs as a result of problems with the manufacturing process of EGRIFTA® or our third-party manufacturer, that EGRIFTA® is no longer on the list of reimbursed drugs by some or all of the current third-party payors, that the distribution network is not fully in place by the closing date or that all licenses and permits are not obtained by Theratechnologies by such date and that unexpected events occur resulting in unplanned expenses in the operation of Theratechnologies.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 26, 2013 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Information:

Denis Boucher

NATIONAL Public Relations

514-843-2393

3